News Release	TSX, NYSE-AMEX Symbol: NG

NovaGold Year-End Financial Results

February 22, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) today announced the results of its fiscal year ended November 30, 2011 along with an update on the Company’s project-development activities. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis (“MDA”) which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR and www.sedar.com and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated.

     NovaGold will host a conference call and webcast
Thursday, February 23 at 8.30 am PST (11.30 am EST)
Webcast: www.meetview.com/novagold or www.novagold.net
North American callers: 1-866-212-4491
International callers: 1-416-800-1066

President’s message

The fourth quarter represented, on multiple levels, a true turning point for our company. On November 16, 2011, NovaGold announced major changes to its leadership and corporate structure. I, Greg Lang, accepted the position of President and Chief Executive Officer of NovaGold effective January 2012. Having come to the Company directly from my position as the President of Barrick Gold North America, I had the privilege of being responsible for Barrick Gold’s nine operations in the United States, Canada and the Dominican Republic. My responsibilities included representing Barrick's interest in the Donlin Gold project, which is equally owned by wholly-owned subsidiaries of NovaGold and Barrick. As such, I was intimately familiar with all aspects of the Donlin project and what I believe to be its uniquely attractive attributes. The prospect of being able to lead NovaGold into the ranks of North America's most important gold producers represented an extremely compelling opportunity for me personally, in as much as the Donlin project represents an extremely compelling opportunity for all of our shareholders to gain a direct exposure to, and leverage from, what is in my opinion the most important and exciting gold development project in the world today.

Having decided to focus NovaGold as a pure play on its flagship Donlin Gold project, the Board announced two further decisions on November 16, 2011 which underlined a clear vision for unlocking the value of the Company's significant copper-dominant assets. The first announcement was that NovaGold was embarking upon a process to sell all or part of its 50% share of the Galore Creek project, which it is developing with its partner, Teck Resources. The second decision was to create a newly formed subsidiary, NovaCopper, whose shares would be distributed 100% to the shareholders of NovaGold by way of a Plan of Arrangement. To lead this new company, NovaGold's founder, Rick Van Nieuwenhuyse, has stepped down from his previous position as President and CEO of NovaGold in order to assume the new position of President and CEO of NovaCopper Inc.

I believe both of NovaGold's copper-dominant assets are exceptional. If put in production, as envisioned in the Pre-Feasibility Study results released on July 27, 2011, Galore would be the largest copper mine in the tier-one jurisdiction of Canada, as well as one of the lowest cost from an operating cost perspective. At the same time, the Ambler district in Northwestern Alaska which is held by NovaCopper hosts one of the richest known volcanogenic massive sulfide (“VMS”) copper-zinc-lead-gold-silver deposits in the world and is home to a series of additional deposits which comprise one of the most exciting group of copper exploration targets located anywhere, an attribute only accentuated by its North American address. These positive factors are further enhanced by our having first-rate local partners. On October 20, 2011, NovaGold signed a cooperative, long-term agreement with NANA Regional Corporation, Inc. (“NANA”), the owners of the Red Dog mine, on the development of our respective resources interests in the Ambler mining district. The agreement ratified the cooperation that will be so valuable in furthering the successful development of the district's mineral deposits. With Rick Van Nieuwenhuyse, a proven, award-winning exploration geologist at the helm of NovaCopper, the prospects look very promising for Ambler. Indeed, on November 10, 2011, new drill results were produced from the Bornite deposit which showed multiple significant intersections including perhaps one of the best copper drill holes in the industry: a mineralized interval of 178 meters grading 4.0% copper, including a high-grade intersection of 34.7 meters of 12.0% copper1. These outstanding results reaffirm our belief that Ambler is one of the most significant copper districts in the world and that NovaCopper's (and hence NovaGold's) shareholders can look forward to much additional news flow in the months and years to come.

NovaGold Resources Inc.

I would like to thank Rick Van Nieuwenhuyse for his significant contributions to NovaGold over the past 13 years. His identification of the true potential of Donlin was a remarkable achievement and, on a personal level, as a new Board member of NovaCopper as well as NovaGold, I look forward to seeing the same exploration success replicated at Ambler and wish him and all of us the best of good fortune with this truly exciting new copper investment.

Regarding Galore Creek itself, NovaGold and our bankers at Royal Bank of Canada and J.P. Morgan have begun the process of engaging with potential suitors for our portion of the project. We anticipate that this process will occur through the 2012 calendar year and that, when completed, the proceeds of any sale will be added to NovaGold's treasury.

These proceeds will top up an already robust balance sheet. With the recent US$332 million capital raising, NovaGold is now fully funded through the permitting phase and indeed to a construction decision on Donlin Gold. This is a strategic advantage that substantially enhances our view of shareholder value. Having de-risked the Donlin asset through the successful conclusion of a comprehensive Feasibility Study that drew on the in-depth technical expertise of both Owners, our strong balance sheet complements a premier asset base which, when combined with the safety of our North American address, renders us one of the rare "go-to, institutional-quality" gold developers. These are not merely aspirations. The success of our stock offering in January, which was upsized due to substantial over-subscription by institutional investors in the United States, Canada and Europe, only reinforced our conviction that we are poised to provide significant value to our shareholders.

At the Board level, it was announced that Thomas Kaplan joined the Board of Directors of NovaGold and succeeded Gerry McConnell to become the new Chairman of the Company. We thank Gerry for his gracious leadership and fine service to the Company and look forward to his continued role with us through his participation on the Boards of both NovaGold and NovaCopper. His successor, Thomas Kaplan, is widely regarded as one of the natural resource industry’s most successful entrepreneurs and is among the precious metals sector’s most-prominent advocates. Dr. Kaplan's commitment to NovaGold and his expertise in maximizing shareholder returns will surely provide a much larger stage in terms of awareness for NovaGold and its investment attributes going forward. I very much look forward to working closely with him as we advance NovaGold along the value chain for the benefit of all shareholders.

______________________________
1 See NovaGold news release of December 14, 2011 "NovaGold's Drilling in Ambler District Continues to Yield High-Grade Intersections at Bornite Deposit."

NovaGold Resources Inc.

Subsequent to these announcements, on December 5, 2011, NovaGold released the results of a positive conclusion to the Feasibility Study update for Donlin Gold2. This study confirmed that if put into production, Donlin Gold would be among the world’s most significant low-operating-cost and long-lived gold mines. The mine would average 1.5 million ounces of gold per year in its first five years of operations at an average cash cost of US$409/oz, and on a life-of-mine basis it would average 1.1 million ounces of gold per year at an average cash cost of US$585/oz. The proven and probable mineral reserves are 33.8 million ounces of gold, which are encompassed within a resource base (including measured and indicated resources) of almost 40 million ounces. This figure does not include additional inferred resources within the vicinity of the pit.

These are extraordinary numbers, placing Donlin well within the top 1% of global gold deposits in terms of size. Nonetheless, what is singular in my professional experience is that this is not where the ore body will end its life, but where it will start. We can see that there is excellent exploration upside with the potential to expand the current open pit resources along strike and at depth; moreover, there is additional upside beyond this, as reflected by the fact that the current pit is only part of a three-kilometer portion of a mineralized corridor that runs for at least eight kilometers. Donlin's mine life, already measured in decades, is likely to be much greater than now anticipated, if indeed the production rate is not one day expanded. When one considers that this is at a consistent grade of 2.2 grams, very high grade for a large-scale open pit operation, and that it will be a plus-one-million-ounce annual producer, the merits of Donlin are self-evident. The capital cost, estimated at US$6.7 billion, was meant to be eminently defensible and open to optimizations, such as turning over key infrastructure items to owner/operators. In this regard, it reflects a favorable decision to build a natural gas pipeline, always held out to be an upside case for the project, and a robust US$1.0 billion in contingencies. Looking at the capital on a unit basis of approximately US$160 per ounce, Donlin compares favorably to other major gold development projects globally.

Finally, it should be remembered as we embark upon permitting that Alaska is a highly attractive jurisdiction if one has a well situated project, which we do. Donlin is indeed in a remote part of the state, which means we will be bringing vitally needed infrastructure to people who need it. And there are no particular red flags environmentally. Not surprisingly, therefore, Donlin has broad local support. Of major importance, Donlin is on private land already designated for mining, where the native corporations are stakeholders. These social factors are naturally a big plus for the project. In sum, the study confirmed what we can now acknowledge to be the case: that in terms of size, grade, production rates, and exploration potential, Donlin is in a league of its own. If one superimposes on top of that the increasingly "existential" element of jurisdictional safety because of its US address -- an attribute that is so rare in this era of pronounced asset scarcity and resource nationalism -- then it becomes clear why we are so bullish on our future.

These are indeed exciting times at NovaGold. The assets are excellent and the management is enthusiastic. With the substantial de-risking of our asset base over the past year, a healthy balance sheet, and a renewed focus on a unique and pure gold flagship property at Donlin at a time when we and our shareholders' share a strongly-held long term view of the both the gold market as well as the market for scarce great gold assets, we believe that we are exceptionally well-positioned to continue to build great value for all our stakeholders.

______________________________
2 See Appendix at end of this news release.

NovaGold Resources Inc.

Results of operations

	in thousands of Canadian dollars, except for per share amounts
	Year ended November 30, 2011 $	Year ended November 30, 2010 $
Asset impairment – power transmission	52,668	116,370
Asset impairment – equipment	8,343	-
Asset retirement obligation	20,415	-
Equity loss	21,352	20,873
Foreign exchange loss (gain)	1,111	(3,158)
Gain on disposal of mineral properties	-	(1,440)
General and administrative expenses	4,771	3,656
Interest and accretion	15,025	15,187
Inventory write down	6,933	7,537
Mineral properties expense	39,842	12,727
Project care and maintenance (Galore Creek)	8,822	7,383
Project care and maintenance (Rock Creek)	12,471	18,405
Salaries, severance and payroll taxes	10,591	6,788
Gain on disposal of property, plant and equipment	1,875	-
Loss for the year after taxes attributable to the shareholders	153,153	203,549
Basic and diluted loss per share	0.65	0.95

Financial Results

For the year ended November 30, 2011, the Company reported a loss attributable to the shareholder of $153.2 million (or $0.65 basic and diluted loss per share) compared to a loss of $203.5 million (or $0.95 basic and diluted loss per share) for the previous year. This variance was mainly due to the non-cash asset impairment of the Rock Creek project for $116.4 million in 2010 compared to the non-cash asset impairment of the power transmission rights for $52.7 million and the equipment for $8.3 million in 2011, of which $13.8 million was attributable to non-controlling interest and $9.7 million to future income tax recovery partially offset by the gain on disposition of alluvial gold properties of $16.1 million. Another factor that contributed to this variance was the Company’s additions in closure cost estimates for the required closure activities at the Rock Creek project, which the Company recorded an expense of $20.4 million for the revision of its asset reclamation obligation in 2011, with no comparable amount in 2010.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $0.4 million during 2011 compared with $0.6 million in 2010 due to decreased land sales in Nome, Alaska. Interest income decreased to $0.4 million in 2011 from $0.6 million in 2010 as the result of the decrease in cash holdings during the year.

Expenses for the year ended November 30, 2011 were $107.9 million compared to $70.3 million in 2010. This was primarily due to the increased level of activity for the Galore Creek prefeasibility study and exploration work at the Ambler project which resulted in the increase of mineral property expenses to $39.6 million compared with $12.7 million in 2010. The Company also recorded expense of $7.7 million in 2011 compared with $5.0 million in 2010 for stock-based compensation; the increase is due to higher valuations for the stock option and performance share units (“PSU”) issued as a result of higher stock prices. During 2011, the Company granted 1.3 million stock options and 0.2 million PSUs to its employees.

NovaGold Resources Inc.

These increases were offset by the reduction of care and maintenance expenditures at Rock Creek, as the Company recorded $12.5 million in 2011 compared with $18.4 million in 2010. This was due to the decreased level of activity in 2011 compared to 2010, when the Company was improving the tailings pond infrastructure and water management and treatment systems at Rock Creek. The Company also recorded $8.8 million of Galore Creek project care and maintenance expenses in 2011 compared with $7.4 million in 2010, mainly due to the increased level of activity in 2011 compared to 2010 as the project progresses by strengthening the existing access areas and upgrading its environmental program.

Outlook

At November 30, 2011, the Company had cash and cash equivalents of $66.8 million and working capital of $37.3 million. The 2012 budget for Rock Creek closure is discussed below.

The Company is focused on advancing the Donlin Gold project. Donlin Gold LLC has conditionally approved a 2012 budget of approximately US$37.2 million of which the Company’s 50% share is approximately US$18.7 million. The 2012 work program includes funds for permitting activities, community development and planning for future development. Project permitting is expected to commence in the first half of 2012 following approval by the Donlin Gold LLC Board of Directors.

At the Ambler project, held by NovaCopper, NovaGold has approved a US$4.0 million interim budget to support exploration and development activities in advance of the completion of the proposed Plan of Arrangement in regard to the distribution of the shares of NovaCopper. Should the Plan of Arrangements not be completed before the field drilling season commencing in May 2012, further funding by NovaGold may be required.

At the Galore Creek project, GCMC has an approved 2012 budget of approximately $35.4 million of which the Company’s 50% share is approximately $17.7 million to fund the 2012 infill drilling program, additional engineering studies and site care and maintenance costs. The portion of this budget funded by NovaGold is contingent on the timing and success of its divestment process. The Company has recently commenced a formal process to investigate opportunities to sell all or part of its interest in the Galore Creek Partnership.

The Company has a budget of approximately $30.0 million for completion of closure activities at Rock Creek and an additional $7.0 million for site care and maintenance. The majority of Closure activities are expected to take place during 2012 with certain activities carrying over to 2013. A majority of the closure activities have been accounted for in the working capital as part of the current portion of the asset retirement obligation. Subsequent to the year end, the Company has increased its reclamation bond with the State of Alaska by US$13.4 million for a total bond of $20.3 million. Funds are expected to be returned to the Company once closure activities are completed. Also the Company is considering a corporate general and administrative budget at approximately $21.9 million in 2012. On February 7, 2012, the Company issued by way of a bought deal equity financing 35,000,000 common shares at US$9.50 per common shares for net proceeds of approximately US$318 million after deducting underwriters’ fees and issuance expenses.

Scientific and technical information not directly summarized from the contents of the technical report was reviewed and approved by Kevin Francis, SME Registered Member, VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101.

NovaGold Resources Inc.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., which it plans to spin-out to shareholders, owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska. The Company also owns other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

NovaGold Contact

Neil MacRae
Director, Investor Relations

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating and financial performance, the potential spin-out of NovaCopper and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term 9 “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at December 5, 2011

Reserves

Property	Reserve	Tonnes	Diluted Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Gold (1) approximately 0.57 g/t Au Cutoff	Proven	7.7	2.32					0.57					0.29		0.29
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	497.1	2.08					33.28					16.64		16.64
	Total P&P	504.8	2.09					33.85					16.93		16.93

Galore Creek (2) C$10.08 NSR Cutoff	Proven	69.0	0.52	4.94	0.61			1.15	11.0	900			0.58	5.5	0.67	450
50% Ownership - 50% Owned by Teck Resources Inc.	Probable	459.1	0.29	6.18	0.58			4.30	91.2	5900			2.15	45.6	2.91	2,950
	Total P&P	528.0	0.32	6.02	0.59			5.45	102.2	6800			2.73	51.1	3.58	3,400

Resources (Inclusive of Reserves)
Property	Resource	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Gold (3) approximately 0.46 g/t Au Cutoff	Measured	7.7	2.52					0.63					0.31		0.31
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	533.6	2.24					38.38					19.19		19.19
	Total M&I	541.3	2.24					39.01					19.50		19.50

	Inferred	92.2	2.02					5.99					3.00		3.00

Galore Creek (4) C$10.08 NSR Cutoff	Measured	108.4	0.48	4.10	0.48			1.70	14.30	1,147.0			0.85	7.15	0.97	573.5
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	706.3	0.28	5.38	0.50			6.40	122.10	7,786.0			3.20	61.05	4.21	3,893.0
	Total M&I	814.7	0.31	5.21	0.50			8.00	136.40	8,933.0			4.00	68.20	5.18	4,466.5

	Inferred	346.6	0.24	4.28	0.42			2.70	47.73	3,230.0			1.35	23.87	1.75	1,615.0

Copper Canyon (5)(6) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.88	12.85	1.10	414.4
70% Ownership - 30% Owned by Teck Resources Limited
	Total Inferred	400.3	0.31	5.14	0.43			3.96	66.09	3,822.0			2.23	36.72	2.84	2,029.4

Ambler (7) $75 NSR / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.62	4.14	6.02	0.94	0.45	32.29	1,538.3	2,237.0	350.3	0.45	32.29	0.98	1,538.3	2,237.0	350.3
	Total M&I	16.8	0.83	59.62	4.14	6.02	0.94	0.45	32.29	1,538.3	2,237.0	350.3	0.45	32.29	0.98	1,538.3	2,237.0	350.3

	Inferred	12.1	0.67	48.04	3.53	4.94	0.79	0.26	18.67	939.9	1,316.9	211.6	0.26	18.67	0.57	939.9	1,316.9	211.6

Total Proven & Probable Reserves Contained Metal								39.30	102.2	6,800.0			19.66	51.10	20.51	3,400.0
Total Measured & Indicated Contained Metal (inclusive of Reserves)								47.45	168.69	10,471.32	2,237.0	350.3	23.95	100.49	25.67	6,004.8	2,237.0	350.3
Total Inferred Contained Metal								10.21	84.76	4,761.9	1,316.9	211.6	5.49	55.38	6.41	2,969.3	1,316.9	211.6

NovaGold Resources Inc.

Notes:
a. These resource estimates have been prepared in accordance with NI43-101 and the CIM Definition Standard, unless otherwise noted.
b. See numbered footnotes below on resource information.
c. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
d. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
e. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper, zinc, and lead pounds as imperial pounds

Resource Footnotes:

(1) Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/ t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º. Mineral Reserves are reported using an optimized net sales return value based on the following equation: Net Sales Return = Au grade * Recovery * (US$975/oz – (1.78 + ((US$975/oz – 1.78) * 0.045))) [](10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne. The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.

(2) Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varying from 42º to 55º were used to generate the pit phase designs. Mineral Reserves have been calculated using a 'cashflow grade' ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV. The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$1.1 to US$1.0; Cu Recovery = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution. SAG throughputs were modeled by correlation with alteration types. Cashflow grades were calculated as the product of NSR value in $/t and throughput in t/hr. The life of mine strip ratio is 2.16.

(3) Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.65; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% – (Au price – selling cost). Mineral Resources have been estimated using a constant Net Sales Return cut-off of US$0.001/t milled. The Net Sales Return was calculated using the formula: Net Sales Return = Au grade * Recovery * (US$1200/oz – (1.85 + ((US$1200/oz – 1.85) * 0.045))) (10.65 + 2.1874 * (S%) + 2.29 + 0.20) and reported in US$/tonne. See "Cautionary Note Concerning Reserve & Resource Estimates".

(4) Mineral Resources are inclusive of Mineral Reserves. Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. The mineral resource includes material within the conceptual M&I pit that is not scheduled for processing in the mine plan but is above cutoff. See "Cautionary Note Concerning Reserve & Resource Estimates".

(5) The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(6) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NovaGold Canada Inc. and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NovaGold.

(7) Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off. NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualified Person(s)	Most Recent Disclosure & Filing Date
Donlin Gold	Tony Lipiec, P. Eng., AMEC	Donlin Creek Gold Project
	Gordon Seibel R.M. SME, AMEC	Alaska, USA
	Kirk Hanson P.E., AMEC	NI 43-101 Technical Report on Second Updated Feasibility Study
amended filing on January 23, 2012

Galore Creek	Robert Gill, P.Eng., AMEC	Galore Creek Copper–Gold Project,
	Jay Melnyk, P.Eng., AMEC	British Columbia, NI 43-101 Technical Report on Pre-Feasibility Study,
	Greg Kulla, P.Geo., AMEC	filed on September 12, 2011
Greg Wortman, P.Eng., AMEC
Dana Rogers, P.Eng., Lemley International

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008

Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Preliminary Economic Assessment, Ambler Project - May 9, 2011
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting

NovaGold Resources Inc.